FORM OF SUBSCRIPTION AGREEMENT

Fan to Owner Futbol 1, a series of Fan to Owner, LLC

Units are offered through **Wefunder Portal, LLC**, a Delaware limited liability company, a registered funding portal and a member of FINRA (“***Portal***”)

Form of Subscription Agreement to subscribe for Fan to Owner Futbol 1, a series of Fan to Owner, LLC

Legal name of Purchaser	[ENTITY NAME]
Number of Class CF-1 Fan to Owner Futbol 1 Units subscribed for	[SHARES]
Price of Class CF-1 Fan to Owner Futbol 1 Units subscribed for	$[AMOUNT]

SUBSCRIPTION AGREEMENT
FAN TO OWNER FUTBOL 1, A SERIES OF FAN TO OWNER, LLC

f2o Sports Corporation
3875 Bohannon Drive #2064
Menlo Park, CA 94026

Ladies and Gentlemen:

1. **Subscription.** The person named on the front of this subscription agreement (the "***Purchaser***") (this "***Subscription Agreement***"), intending to be legally bound, hereby irrevocably agrees to purchase from Fan to Owner Futbol 1, a series (the "***Series***") of Fan to Owner, LLC, a Delaware series limited liability company (the "***Company***"), the number of Class CF-1 Fan to Owner Futbol 1 Units (the "***Class CF-1 Fan to Owner Futbol 1 Units***") set forth on the front of this Subscription Agreement at a purchase price of $5.00 (USD) per Class CF-1 Series Unit Fan to Owner Futbol 1 Units and on the terms and conditions of the Limited Liability Company Agreement governing the Company dated November 2, 2023, as the same may be amended and restated from time to time (the "***Operating Agreement***") and the Separate Series Agreement governing the Series dated November 2, 2023, as the same may be amended and restated from time to time (the "***SSA***"), a copy of which the Purchaser has received and read.

   This subscription is submitted by the Purchaser in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the exempt offering by the Series of up to 400,000 Class CF-1 Fan to Owner Futbol 1 Units for maximum aggregate gross proceeds of $2,000,000 (the "***Offering***"), unless further Class CF-1 Fan to Owner Futbol 1 Units are issued by the Series in accordance with the terms of the SSA.

   Upon the basis of the representations and warranties, and subject to the terms and conditions, set forth herein, the Series agrees to issue and sell the Class CF-1 Fan to Owner Futbol 1 Units to the Purchaser on the date the Offering is closed (the "***Closing***") for the aggregate purchase price set forth on the front page hereto (the "***Subscription Price***").

2. **Payment.** Concurrent with the execution hereof, the Purchaser authorizes (i) any of First Citizens Bank, Thread Bank, or Vitesse PS (as appointed by the Portal) (the "***Escrow Agent***") as escrow agent for the Series, to request the Subscription Price from the Purchaser's bank or (ii) the transfer of funds in an amount equal to the Subscription Price from the Purchaser's bank account into the escrow account operated by the Managing Member or its affiliates. The Series shall cause the Escrow Agent to maintain all such funds for the Purchaser's benefit in an omnibus escrow account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the termination of the Offering by f2o Sports Corporation, a Delaware limited liability company, the managing member of the Company and the Series (the "***Managing Member***") in its sole discretion.

3. **Termination of Offering or Rejection of Subscription.**
   - 3.1. In the event that (a) the Series does not effect the Closing on or before the date which is one year from the Offering being qualified by the U.S. Securities and Exchange Commission (the "***SEC***"), which period may be extended for an additional six (6) months by the Managing Member in its sole discretion, or (b) the Offering is terminated by the Managing Member in its sole discretion, the Series will cause its payment services provider or the Escrow Agent, as applicable, to refund promptly the Subscription Price paid by the Purchaser, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.
   - 3.2. The Purchaser understands and agrees that the Managing Member, in its sole discretion, reserves the right to accept or reject this or any other subscription for Class CF-1 Fan to Owner Futbol 1 Units, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription. If the Managing Member rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Series shall cause its payment services provider or the Escrow Agent, as applicable, to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription.** At the Closing, if the Managing Member accepts this subscription in whole or in part, the Series shall execute and deliver to the Purchaser a counterpart executed copy of this Subscription Agreement and cause the Escrow Agent to release the Subscription Price (or applicable portion thereof if such subscription is only accepted in part) to the Series (less any Offering Expenses as defined in the Offering Circular). The Series shall have no obligation hereunder until the Series shall execute and deliver to the Purchaser an executed copy of this Subscription Agreement, and until the Purchaser shall have executed and delivered to the Managing Member this Subscription Agreement and shall have deposited the Purchase Price in accordance with this Agreement. The Purchaser understands and agrees that this subscription is made subject to the condition that the Class CF-1 Fan to Owner Futbol 1 Units to be issued and delivered on account of this subscription will be issued only in the name of and delivered only to the Purchaser. Effective

upon the Series' execution of this Subscription Agreement, the Purchaser shall be an Economic Member of the Series, and the Purchaser agrees to adhere to and be bound by, the terms and conditions of the Operating Agreement as if the Purchaser were a party to it (and grants to the Managing Member the power of attorney described therein).

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Purchaser hereby acknowledges, represents, warrants and agrees to and with the Series, Class CF-1 Fan to Owner Futbol 1 Units and the Managing Member as follows:

(a) The Purchaser is aware that an investment in the Class CF-1 Fan to Owner Futbol 1 Units involves a significant degree of risk, and has received the Series' Form C, filed with the SEC on **November 21, 2023** (the "***Offering Circular***"), which contains, in particular, the "***Risk Factors***" section therein. The Purchaser understands that the Series is subject to all the risks applicable to early-stage companies, whether or not set forth in such "***Risk Factors***". The Purchaser acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Series or its financial condition.

(b) The offering and sale of the Class CF-1 Fan to Owner Futbol 1 Units has not been registered under the Securities Act of 1933, as amended (the "***Securities Act***"), or any state securities laws. The Purchaser understands that the offering and sale of the Class CF-1 Fan to Owner Futbol 1 Units is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF thereof, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Subscription Agreement, including, without limitation, the investor qualification and information submitted via the Portal's funding portal ("***Investor Qualification and Attestation***"). The Purchaser is purchasing the Class CF-1 Fan to Owner Futbol 1 Units for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

(c) The Purchaser acknowledges that the Purchaser's responses to the investor qualification questions posed and reflected in the Investor Qualification and Attestation, are complete and accurate as of the date hereof.

(d) The Purchaser acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the Offering of the Class CF-1 Fan to Owner Futbol 1 Units.

(e) In evaluating the suitability of an investment in the Class CF-1 Fan to Owner Futbol 1 Units, the Purchaser has not relied upon any representation or information (oral or written) other than as set forth in the Offering Circular, the Operating Agreement and this Subscription Agreement.

(f) Except as previously disclosed in writing to the Series, the Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and, in turn, to be paid to its selected dealers, and in all instances the Purchaser shall be solely liable for any such fees and shall indemnify the Series with respect thereto pursuant to paragraph 6 of this Subscription Agreement.

(g) The Purchaser, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Circular to evaluate the merits and risks of an investment in the Class CF-1 Fan to Owner Futbol 1 Units and the Series and to make an informed investment decision with respect thereto.

(h) The Purchaser is not relying on the Company, the Series, the Managing Member, the Portal or any of their respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the Class CF-1 Fan to Owner Futbol 1 Units, and the Purchaser has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Purchaser has deemed necessary or appropriate in connection with its purchase of the Class CF-1 Fan to Owner Futbol 1 Units.

(i) No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser or any of the Purchaser's affiliates is required for the execution of this Subscription Agreement or the performance of the Purchaser's obligations hereunder, including, without limitation, the purchase of the Class CF-1 Fan to Owner Futbol 1 Units by the Purchaser.

(j) The Purchaser has adequate means of providing for such Purchaser's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Class CF-1 Fan to Owner Futbol 1 Units for an indefinite period of time.

(k) The Purchaser has all requisite power and authority to execute and deliver the Transaction Documents, to purchase the Class CF-1 Fan to Owner Futbol 1 Units, and to carry out and perform its obligations under the terms of the Transaction Documents. All action on the part of the Purchaser necessary for the authorization, execution, delivery, and performance of the Transaction Documents, and the performance of all of the Purchaser's obligations thereunder, has been or will be taken on or before Closing.

(l) The execution, delivery, and performance of the Transaction Documents by the Purchaser do not and will not conflict with, violate, or cause a breach of any agreement, contract, or instrument to which the Purchaser is a party or any judgment, order, or decree to which the Purchaser is subject.

(m) Any power of attorney of the Purchaser granted in favor of the Managing Member contained in the Operating Agreement has been executed by the Purchaser in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

(n) The Purchaser's residency or principal place of business is as set forth in the Investor Qualification and Attestation.

(o) Any information which the Purchaser has heretofore furnished or is furnishing herewith to the Series is true, complete and accurate and may be relied upon by the Managing Member, the Series, and the Portal, in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Purchaser further represents and warrants that it will notify and supply corrective information to the Series immediately upon the occurrence of any change therein occurring prior to the Series' issuance of the Class CF-1 Fan to Owner Futbol 1 Units.

(p) The Purchaser is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "***Plan Asset Regulation***", and a benefit plan investor described in the Plan Asset Regulation, a "***Benefit Plan Investor***"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

(q) The Purchaser is satisfied that the Purchaser has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment, including but not limited to the Company's Form C, which has been filed with the SEC, and the Offering Circular.

(r) Within five (5) days after receipt of a written request from the Managing Member, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Series is subject.

(s) THE CLASS CF-1 FAN TO OWNER FUTBOL 1 INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE CLASS CF-1 FAN TO OWNER FUTBOL 1 INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE CLASS CF-1 FAN TO OWNER FUTBOL 1 INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

(t) The Purchaser should check the Office of Foreign Assets Control ("***OFAC***") website at http://www.treas.gov/ofac before making the following representations. The Purchaser represents that the amounts invested by it in the Series in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "***OFAC Programs***") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Purchaser's knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Series may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Purchaser agrees to promptly notify the Series should the Purchaser become aware of any change in the information set forth in these representations. The Purchaser understands and acknowledges that, by law, the Series may be obligated to "freeze the account" of the Purchaser, either by prohibiting additional subscriptions from the Purchaser, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Series may also be required to report such action and to disclose the Purchaser's identity to OFAC. The Purchaser further acknowledges that

the Series may, by written notice to the Purchaser, suspend the redemption rights, if any, of the Purchaser if the Series reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Series or any of the Series' other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

(u) To the best of the Purchaser's knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

(v) If the Purchaser is affiliated with a non-U.S. banking institution (a "***Foreign Bank***"), or if the Purchaser receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Purchaser represents and warrants to the Series that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

(w) The Purchaser was provided the opportunity to acquire Class CF-1 Fan to Owner Futbol 1 Units in the Company in accordance with Title 17, Chapter II, Part 227 of the United States Code of Federal Regulation ("***Regulation CF***"). The Purchaser, or a parent or affiliate, has substantial experience with Regulation CF and has complied with Regulation CF in all respects with respect to its investment in the Company.

(x) Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification.** The Purchaser agrees to indemnify and hold harmless the Company, the Series, the Managing Member and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Purchaser of any covenant or agreement made by the Purchaser herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Purchaser shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect.** The Purchaser hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Purchaser, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification.** This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability.** This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Purchaser and the transfer or assignment of the Class CF-1 Fan to Owner Futbol 1 Units shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction.** This Subscription Agreement and the rights and obligations of the Purchaser arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Circular shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. Submission to arbitration pursuant to Section 14.8

of the Operating Agreement and the terms thereof are deemed to be incorporated into this Subscription Agreement.

11. **Use of Pronouns.** All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 14.1 (Addresses and Notices) and 14.2 (Further Action) of the Operating Agreement are deemed incorporated into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement and the Separate Series Agreement, constitutes the entire agreement between the Purchaser, the Series, and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Series and the Purchaser made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Class CF-1 Fan to Owner Futbol 1 Units, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Circular, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Fan to Owner Futbol 1, a series of Fan to Owner, LLC

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

X

[End of Signatures]